Exhibit 99.1

Sogou Announces First Quarter 2018 Results

BEIJING, China, April 25, 2018 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the first quarter 2018, ended March 31, 2018.

First Quarter 2018 Highlights

•                  Total revenues1 were $248.4 million, a 53% increase year-over-year.

•                  Net income attributable to Sogou Inc. was $15.3 million, a 25% increase year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $19.6 million, a 56% increase year-over-year.

“We continued to make progress with our ‘twin-engine’ growth strategy, centered on core search and mobile keyboard,” said Xiaochuan Wang, CEO of Sogou. “We posted healthy business growth with core search revenues growing more than 50% year-on-year, as we expanded our unique content in key verticals such as healthcare and education, further differentiating our search services. Sogou Mobile Keyboard continued to gain traction through the quarter with the addition of a further 30 million daily active users, taking the total DAU to 362 million, each of whom spends an average of one hour a day using the app. This creates a solid foundation for us to provide the information and services that our users value.”

Mr. Wang added, “We remain focused on language-centered AI technologies, including translation, voice and computer vision, which enable us to continuously optimize our core products. Leveraging our proprietary machine translation technology, we launched the Sogou Smart Travel Translator, which became a bestseller among peer products. In voice technology, Sogou Mobile Keyboard processed an average of 280 million voice requests per day, making it the largest voice application in China. In computer vision, we are applying advanced algorithm-based models to Sogou Mobile Keyboard and our smart translation devices, further improving their accuracy in recognizing text embedded in images. We are confident that our focused AI roadmap will drive sustainable business growth.”

Joe Zhou, CFO of Sogou, said, “We started 2018 with a solid set of financial results, beating the top end of our revenue guidance and posting a healthy bottom line with non-GAAP net income up 56% year-over-year. With our investments in AI showing long-term promise, and our healthy balance sheet and cash position, we will continue to invest in content, data and technology to capture future market opportunities.”

First Quarter 2018 Financial Results

Total revenues were $248.4 million, a 53% increase year-over-year.

•                  Search and search-related revenues3 were $220.4 million, a 55% increase year-over-year. The increase was primarily due to strong growth in auction-based pay- for-click services, driven by continued traffic growth and improved monetization in mobile search. Auction-based pay-for-click services accounted for 82.6% of search and search-related revenues, compared to 80.5% in the corresponding period in 2017.

•                  Other revenues were $28.0 million, a 38% increase year-over-year. The growth was primarily due to increased revenues from sales of smart hardware products and Internet value-added services (or “IVAS”).

Cost of revenues was $154.0 million, a 76% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $111.9 million, a 94% increase year-over-year, representing 45.1% of total revenues, compared to 35.6% in the corresponding period in 2017.

Gross profit was $94.4 million, a 26% increase year-over-year. Non-GAAP gross profit was $94.6 million, a 26% increase year-over-year.

Total operating expenses were $80.1 million, a 28% increase year-over-year.

•                  Research and development expenses were $46.6 million, a 41% increase year-over-year, representing 18.8% of total revenues, compared to 20.4% in the corresponding period in 2017. The increase was primarily due to an increase in salary and benefits expenses, share based compensation expenses as well as outsourced product development fees, reflecting our continued efforts to strengthen our AI capabilities.

•                  Sales and marketing expenses were $27.1 million, a 9% increase year-over-year, representing 10.9% of total revenues, compared to 15.3% in the corresponding period in 2017. The increase was primarily attributable to an increase in both salary and benefits expenses for our sales and marketing staff and marketing and promotional spend for our mobile products.

•                  General and administrative expenses were $6.4 million, a 38% increase year-over-year, representing 2.6% of total revenues, compared to 2.9% in the corresponding period in 2017. The increase was primarily due to an increase in professional service fees.

Operating income was $14.3 million, a 16% increase year-over-year. Non-GAAP operating income was $18.5 million, a 47% increase year-over-year.

Income tax expense was $2.1 million, compared to an income tax expense of $1.1 million in the corresponding quarter of 2017.

Net income attributable to Sogou Inc. was $15.3 million, a 25% increase year-over-year. Non-GAAP net income attributable to Sogou Inc. was $19.6 million, a 56% increase year-over-year.

Basic and diluted earnings per ADS were $0.04. Non-GAAP basic and diluted earnings per ADS were $0.05.

As of March 31, 2018, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared with $1.0 billion as of December 31, 2017.  Net operating cash inflow for the first quarter of 2018 was $56.2 million. Capital expenditures for the first quarter of 2018 were $12.5 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2018 had been the same as it was in the first quarter of 2017, or RMB6.88=$1.00, total revenues in the first quarter of 2018 would have been $229.6 million, or $18.8 million less than GAAP total revenues, and up 41% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

3 The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers,” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions are recognized beginning January 1, 2018. The impact for this quarter is approximately $6.3 million for both revenues and cost of revenues and expenses.

Business Outlook

For the second quarter of 2018, Sogou expects total revenues to range from $295 million to $305 million, representing a 39.8% to 44.6% increase year-over-year.

For the second quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB 6.40 = $1.00, as compared with the actual exchange rate of approximately RMB6.86 = $1.00 for the second quarter of 2017, and RMB 6.36 = $1.00 for the first quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Amendment No. 2 to Sogou’s Registration Statement on Form F-1 (Registration No. 333-220928) filed with the Securities and Exchange Commission on November 6, 2017, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30am U.S. Eastern Time, (7:30pm Beijing/Hong Kong time) on April 25, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free: 1-888-346-8982

Mainland China: 400-1201203 (Toll Free);

Hong Kong: 800-905945 (Toll Free); +852-301-84992 (Local Toll)

International: +1-412-902-4272

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: zhengyan@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Revenues:
Search and search-related advertising revenues	$220,374	$247,140	$142,050
Other revenues	28,010	30,645	20,234
Total revenues	248,384	277,785	162,284
Cost of revenues(1)	154,023	134,183	87,457
Gross profit	94,361	143,602	74,827
Operating expenses:
Research and development (1)	46,634	61,263	33,143
Sales and marketing (1)	27,060	50,208	24,798
General and administrative (1)	6,400	11,632	4,638
Total operating expenses	80,094	123,103	62,579
Operating income	14,267	20,499	12,248
Interest income	3,467	2,939	1,658
Foreign currency exchange loss	(4,666)	(1,805)	(639)
Other income, net	4,386	580	23
Income before income tax expenses	17,454	22,213	13,290
Income tax expenses	2,144	6,750	1,052
Net income	15,310	15,463	12,238
Net income attributable to Sogou Inc.	$15,310	$15,463	$12,238
Less: Dividends attributable to preferred shareholders	—	3,319	7,023
Net income attributable to ordinary shareholders	$15,310	$12,144	$5,215
Weighted average number of ordinary shares outstanding—basic	386,840	314,977	236,595
Weighted average number of ordinary shares outstanding—diluted	395,698	337,263	270,743
Net income per ordinary share—basic	$0.04	$0.04	$0.02
Net income per ordinary share—diluted	$0.04	$0.04	$0.02
Net income per ADS—basic	$0.04	$0.04	$0.02
Net income per ADS—diluted	$0.04	$0.04	$0.02

(1)Share-based compensation expense included in:
Cost of revenues	$219	$535	$3
Research and development	3,186	15,239	294
Sales and marketing	353	4,234	33
General and administrative	521	2,407	3
	$4,279	$22,415	$333

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$352,158	$694,207
Short-term investments	723,960	339,006
Accounts receivable, net	51,190	69,967
Prepaid and other current assets	19,839	15,091
Due from related parties	5,382	2,971
Total current assets	1,152,529	1,121,242
Long-term investments	47,409	30,152
Fixed assets, net	142,766	139,209
Goodwill	6,139	5,908
Intangible assets, net	1,058	1,328
Deferred tax assets, net	15,593	15,006
Other assets	8,932	8,191
Total assets	$1,374,426	$1,321,036
LIABILITIES
Current liabilities:
Accounts payable	$104,307	$73,018
Accrued and other short term liabilities	145,788	164,269
Receipts in advance	75,670	66,199
Accrued salary and benefits	22,648	29,719
Taxes payable	56,863	56,481
Due to related parties	29,343	23,109
Total current liabilities	434,619	412,795
Total liabilities	$434,619	$412,795

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	939,807	908,241
Total shareholders’ equity	939,807	908,241
Total liabilities and shareholders’ equity	$1,374,426	$1,321,036

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2018			Three Months Ended Dec. 31, 2017			Three Months Ended Mar. 31, 2017
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
Gross profit	$94,361	$219	$94,580	$143,602	$535	$144,137	$74,827	$3	$74,830

Gross margin	38%		38%	52%		52%	46%		46%

Operating expenses	$80,094	$(4,060)	$76,034	$123,103	$(21,880)	$101,223	$62,579	$(330)	$62,249

Operating Profit	$14,267	$4,279	$18,546	$20,499	$22,415	$42,914	$12,248	$333	$12,581

Operating margin	6%		7%	7%		15%	8%		8%

Income tax expenses	$2,144	$	$2,144	$6,750	$	$6,750	$1,052	$	$1,052

Net income	$15,310	$4,279	$19,589	$15,463	$22,415	$37,878	$12,238	$333	$12,571

Net income attributable to Sogou Inc.	$15,310	$4,279	$19,589	$15,463	$22,415	$37,878	$12,238	$333	$12,571

Net margin attributable to Sogou Inc.	6%		8%	6%		14%	8%		8%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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